UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Eos Petro, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

29414L102

(CUSIP Number)

November 6, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29414L102	13G

LowCo [EOS/Petro], LLC
1.	NAMES OF REPORTING PERSONS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,289,730
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,289,730

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,289,730
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.88%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 29414L102	13G

LowCal Industries, LLC
1.	NAMES OF REPORTING PERSONS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 1,339,730
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 1,339,730

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,339,730
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.77%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 29414L102	13G

LowCo, LLC
1.	NAMES OF REPORTING PERSONS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,289,730
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,289,730

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,289,730
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.88%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 29414L102	13G

Kinderlach Ltd Co, LLC
1.	NAMES OF REPORTING PERSONS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 1,339,730
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 1,339,730

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,339,730
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.77%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 29414L102	13G

Shlomo Lowy
1.	NAMES OF REPORTING PERSONS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION A citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,289,730
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,289,730

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,289,730
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.88%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 29414L102	13G

Item 1.

(a)	Name of Issuer EOS Petro, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 1999 Avenue of the Stars, Suite 2520, Los Angeles, California 90067

Item 2.

(a)

Name of Person Filing

•    LowCo [EOS/Petro], LLC (“LowCoEOS”).

•    LowCal Industries, LLC (“LowCal”).

•    LowCo, LLC (“LowCoLLC”).

•    Kinderlach Ltd Co, LLC (“Kinderlach”).

•    Shlomo Lowy (“Mr. Lowy”).

Mr. Lowy acts as the managing member of LowCoLLC and Kinderlach. LowCoLLC acts as the managing member of LowCoEOS. Kinderlach acts as the managing member of LowCal. . LowCoEOS and Kinderlach may be deemed to have voting and dispositive power with respect to Common Stock (as defined below) beneficially owned by LowCal. LowCal’s rights to beneficially own such Common Stock are pursuant to a convertible note agreement with the Issuer. Mr. Lowy and LowCoLLC may be deemed to have voting and dispositive power with respect to the shares of Common Stock beneficially owned by LowCoEOS and LowCal.

(b)	Address of the Principal Office or, if none, residence The business address of each of LowCoEOS, LowCal, LowCoLLC, Kinderlach and Mr. Lowy is 6119 Greenville Ave, Suite 340, Dallas, TX 75206.

(c)	Citizenship Each of LowCoEOS, LowCal, LowCoLLC and Kinderlach is a Limited Liability Company formed under the laws of the State of Wyoming . Mr. Lowy is a citizen of the United States of America.

(d)	Title of Class of Securities Common Stock, par value $0.0001(the “Common Stock”)

(e)	CUSIP Number 29414L102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

(i) LowCal beneficially owns 1,339,730 shares of Common Stock.

(ii) LowCoEOS beneficially owns 2,950,000 shares of Common Stock and may be deemed to be the beneficial owner of 1,339,730 shares of Common Stock beneficially owned by LowCal, for an aggregate deemed beneficial ownership of 4,289,730 shares of Common Stock.

(iii) Kinderlach may be deemed to be the beneficial owner of 1,339,730 shares of Common Stock beneficially owned by LowCal.

(iv) LowCoLLC and Mr. Lowy may be deemed to be the beneficial owner of 4,289,730 shares of Common Stock beneficially owned by LowCoEOS and LowCal.

(v) Collectively, the Reporting Persons beneficially own 4,289,730 shares of Common Stock.

`
(b)

Percent of class:

(i) LowCal’s beneficial ownership of 1,339,730 shares of Common Stock represents 2.77% of all of the outstanding shares of Common Stock.

(ii) LowCoEOS’s beneficial ownership of 4,289,730 shares of Common Stock represents 8.88% of all of the outstanding shares of Common Stock.

(iii) Kinderlach’s beneficial ownership of 1,339,730 shares of Common Stock represents 2.77% of all of the outstanding shares of Common Stock.

(iv) LowCoLLC and Mr. Lowy’s beneficial ownership of 4,289,730 shares of Common Stock represents 8.88% of all of the outstanding shares of Common Stock.

(v) Collectively, the Reporting Persons beneficial ownership of 4,289,730 shares of Common Stock represents 8.88% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote of Common Stock: Not applicable.

(ii)

Shared power to vote or to direct the vote of Common Stock:

LowCal, Kinderlach, LowCoEOS, LowCoLLC and Mr. Lowy have shared power to vote or direct the vote of the 1,339,730 shares of Common Stock beneficially owned by LowCal.

LowCoEOS, LowCoLLC and Mr. Lowy have shared power to vote or direct the vote of the 4,289,730 shares of Common Stock beneficially owned by LowCoEOS.

	(iii)	Sole power to dispose or to direct the disposition of Common Stock: Not applicable.

	(iv)	Shared power to dispose or to direct the disposition of Common Stock:

LowCal, Kinderlach, LowCoEOS, LowCoLLC and Mr. Lowy have shared power to dispose or to direct the disposition of the 1,339,730 shares of Common Stock beneficially owned by LowCal.

LowCoEOS, LowCoLLC and Mr. Lowy have shared power to dispose or to direct the disposition of the 4,289,730 shares of Common Stock beneficially owned by LowCoEOS.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable.

Item 8.  Identification and Classification of Members of the Group.

 See Exhibit B.

Item 9.  Notice of Dissolution of Group.

 Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29414L102	13G

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  November 18, 2013

LowCo [EOS/Petro], LLC

By:	/s/ Shlomo Lowy
Name:	Shlomo Lowy
Its:	Managing Member

LowCal Industries, LLC

By:	/s/ Shlomo Lowy
Name:	Kinderlach Ltd Co, LLC
Its:	Managing Member

LowCo, LLC

By:	/s/ Shlomo Lowy
Name:	Shlomo Lowy
Its:	Managing Member

Kinderlach Ltd Co, LLC

By:	/s/ Shlomo Lowy
Name:	Shlomo Lowy
Its:	Managing Member

Shlomo Lowy

By:	/s/ Shlomo Lowy

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Eos Petro, Inc., dated as of November 18, 2013, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  November 18, 2013

LowCo [EOS/Petro], LLC

By:	/s/ Shlomo Lowy
Name:	Shlomo Lowy
Its:	Managing Member

LowCal Industries, LLC

By:	/s/ Shlomo Lowy
Name:	Kinderlach Ltd Co, LLC
Its:	Managing Member

LowCo, LLC

By:	/s/ Shlomo Lowy
Name:	Shlomo Lowy
Its:	Managing Member

Kinderlach Ltd Co, LLC

By:	/s/ Shlomo Lowy
Name:	Shlomo Lowy
Its:	Managing Member

Shlomo Lowy

By:	/s/ Shlomo Lowy

EXHIBIT B

LowCo [EOS/Petro], LLC

LowCal Industries, LLC

LowCo, LLC

Kinderlach Ltd Co, LLC

Shlomo Lowy